SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 6, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated March 6, 2007 announcing France Telecom’s 2006 final annual financial results press release
Paris, March 6, 2007

2006 Annual Results:

France Telecom today announces its final financial results for 2006. These are in line with the unaudited preliminary figures published on February 1, 2007.

2006 results slightly ahead of objectives

Organic cash-flow of 7.15 billion euros, higher than the stated objective of 6.95 billion euros (adjusted to only include PagesJaunes Groupe until the date of its sale)

Gross Operating Margin of 18.54 billion euros, and a GOM rate of 35.9%, a reduction of 1.4 percentage points (on an historic and a comparable basis), in line with the Group’s stated objective (a decrease in the margin of between 1 to 2 percentage points)

Capital expenditure (CAPEX) of 6.73 billion euros, representing 13% of revenues (12.5% in 2005), in line with the Group’s stated objectives

Group share of net profit 4.139 billion euros compared to 5.709 billion euros in 2005. On a like-for-like basis, adjusted for exceptional items, the 2006 figure of 4.152 billion euros is slightly ahead of the 3.992 billion euros reported in 2005

2007 objectives confirmed against a backdrop of moderate growth in the Group’s major Western European markets

Organic cash-flow to be maintained at 6.8 billion euros, this level adjusted to take account of the disposal of PagesJaunes Groupe at the end of 2006

This organic cash-flow objective is based on:

■	maintaining the rate of investment at approximately 13%

■	near stabilization of the GOM rate

Dividend distribution policy maintained

A dividend of 1.2 euros per share (representing 44% of organic cash-flow) to be proposed to the Annual General Meeting on May 21, 2007 and paid on June 7, 2007

For the financial year 2007, an indication that the dividend per share will be maintained at the same level as for the dividend paid for fiscal 2006

Confirmation of the cash utilization policy

Ratio of net debt to GOM less than 2 by the end of 2008

Dividend distribution representing between 40 and 45% of organic cash-flow

Reconfirmation of a prudent and selective acquisition and disposal policy, with the former targeting primarily assets in high potential markets

Key indicators*

	2006	2005	2005	Change	Change
Millions of euros		Historic basis	Comparable basis (unaudited)	Historic basis	Comparable basis (unaudited)
Consolidated revenues	51,702	48,082	51,105	7.5%	1.2%
of which:
Personal Communication Services	27,745	23,535	26,381	17.9%	5.2%
Home Communication Services	22,487	22,534	22,931	-0.2%	-1.9%
Enterprise Communication Services	7,652	7,785	8,046	-1.7%	-4.9%
Inter-segment eliminations	-6,182	-5,772	-6,253	7.1%	-1.1%
Gross Operating Margin (GOM)	18,539	17,953	19,039	3.3%	-2.6%
Ratio of GOM/Revenues	35.9%	37.3%	37.3%	-1.4 pt	-1.4 pt
GOM by business segment:
Personal Communication Services	9,686	8,471	9,441	14.3%	2.6%
Home Communication Services	7,265	7,538	7,706	-3.6%	-5.7%
Enterprise Communication Services	1,590	1,949	1,897	-18.4%	-16.1%
Inter-segment eliminations	-3	-5	-5	-	-
Operating income	6,988	10,498

Net income Group share [1]	4,139	5,709
CAPEX (excluding GSM and UMTS licenses)	6,732	6,033	6,503	11.6%	3.5%
Ratio of CAPEX/Revenues	13.0%	12.5%	12.7%	+0.5 pt	+0.3 pt
Organic cash flow	7,157	7,481
Net financial debt	42,017	47,846

Ratio of net financial debt/GOM	2.27	2.48 **

*	Excluding PagesJaunes Groupe sold on October 11, 2006 (with the exception of organic cash flow)
**	GOM restated to incorporate the GOM of the Spanish mobile operator Amena for the twelve months to December 31, 2005.

The Board of Directors of France Telecom SA met on March 5, 2007 and reviewed the Group's financial statements.

Didier Lombard, Chief Executive Officer of France Telecom, commenting on the financial results achieved in 2006, said, "The Group’s performance in 2006 confirms the validity of our strategy to position the Group as the European leader in fixed and mobile Broadband specifically through the roll-out of convergent services, and to drive the Group’s development in emerging countries thanks to the strength of our mobile operations. It is particularly worth underlying the performance of our French operations in 2006, which confirmed our leadership in mobile and the stabilization of our revenues in the fixed business as a result of the success of our broadband offers. This performance in our traditional home market, one of the most intensely competitive in Europe, testifies to the lead we have established in the transformation of our business, responding to the sector regulatory and technological change. Thanks to this operational performance, for which I would like to pay tribute to all the team throughout the Group for their work, France Telecom’s financial health has improved: debt has been reduced, profitability targets have been achieved and our investment levels are being sustained. For 2007 we are therefore reiterating our target of 6.8 billion euros of organic cash-flow generation.

[1]	Net income attributable to shareholders of France Telecom S.A.

Analysis of the Group's key financial data

Revenues

Consolidated revenues for the France Telecom group rose to 51.702 billion euros at December, 31, 2006, an increase during the year of 7.5% on an historic basis.

This includes the impact of changes in the scope of consolidation (2,908 million euros), relating primarily to the acquisition of the Spanish mobile operator Amena, which has been consolidated since November 1, 2005. The growth on an historic basis also reflects the positive impact of foreign exchange rates (115 million euros), generated essentially by the appreciation of the Polish currency.

On a comparable basis, the annual increase in revenues for the France Telecom group was 1.2% (597 million euros). This was driven by the progress in high-growth markets2 which recorded an 18.6% increase in revenues. At the same time, revenues generated in the mature markets of Western Europe2 decreased by 0.8% compared to the previous year.

Gross Operating Margin

Gross Operating Margin rose to 18.539 billion euros, up from 17.953 billion euros in 2005, an increase of 3.3% on an historic basis. This resulted from changes in the scope of consolidation, primarily from the consolidation of Amena.

On a comparable basis, GOM decreased 2.6%, due primarily to commercial expenses which rose 7.2% because of the intensification of competition in Western European mobile and the very strong growth in the number of mobile services clients in markets with high growth potential. In addition, higher network and information technology costs, as a result of the deployment of service platforms and new technologies (such as Livebox, VoIP, and digital TV via ADSL), and increased work on the network related to local loop unbundling initiatives. At the same time, service fees and inter-operator costs remained almost stable on a comparable basis. The rise in traffic was offset by the decrease in call termination rates.

The Gross Operating Margin rate was 35.9% for the full year 2006, compared with 37.3% in 2005 on a comparable basis and historic basis, a decrease of 1.4 points in one year.

Adjusted for the reversal of the extraordinary provision related to operations in Lebanon (199 million euros) and the fine levied by the Competition Council (256 million euros) recognized in 2005, the gross margin rate was 37.5% in 2005, a decrease of 1.6 points. These changes are in line with the stated objective of a change in the margin rate of -1 to -2 points compared to the previous year.

Over the full year in 2006, in order to stabilize its Gross Operating Margin, France Telecom launched a transformation of its cost structure with particular focus given to commercial costs and other external purchasing. At the same time, the number of employees decreased from 198,185 at year-end 2005 (excluding PagesJaunes) to 191,036 at year-end 2006. Thus, 49% of the 2006-2008 projected headcount reduction plan was completed during 2006.

Operating income

The operating income for the France Telecom group amounted to 6.988 billion euros in 2006, compared with 10.498 billion euros in 2005, a reduction of 3.510 billion euros, which was essentially the result of:

-	the impairment of goodwill and non-current assets which amounted to 2.905 billion euros in 2006 compared with 579 million euros in 2005;
-	a decrease in gains on disposals of assets(97 million euros in 2006 compared to 1.089 billion in 2005);
-	an increase in restructuring costs (567 million euros in 2006, versus 454 million euros in 2005).

These were partially offset by the increase in the GOM (18.539 billion euros in 2006 compared with 17.953 billion in 2005).

It should be noted that had the proceeds of the sale of PageJaunes (not accounted for in operating income but in a specific category entitled “businesses sold”) been recorded as a sold asset in operating income, the latter would have been almost unchanged compared to the 2005 financial year.

Net income

Net income for the consolidated France Telecom group was 4.768 billion euros in 2006, a decrease of 1.592 billion euros from the 2005 net income of 6.360 billion euros. The decrease in net income from continuing operations between the two periods (-4.155 billion euros), resulting from lower operating income (-3.510 billion euros) and higher taxes (-761 million euros), was partially offset by the increase in net income from discontinued operations (2.563 billion euros) following the 2006 recognition of the income from the sale of 54% of PagesJaunes Groupe.

Minority interests totaled 629 million euros in 2006 compared with 651 million euros in 2005, a decrease of 22 million euros year on year.

Net income Group share was 4.139 billion euros in 2006, a decrease of 1.570 billion euros on the 5.709 billion euros of 2005. However, on a comparable basis, after neutralization of the principal non-recurring items, the figure was 4.152 billion euros in 2006 or stable compared to fiscal 2005 (3.992 billion euros).

[2]	See the glossary.

The principal non-recurring elements are:

-	income from asset disposals, representing -0.1 billion euros in 2006 and -1.1 billion euros in 2005,
-	net income from discontinued operations, totaling -3.2 billion euros in 2006 and -0.6 billion euros in 2005,
-	the loss in impairment of goodwill and non-current assets equaling 2.8 billion euros in 2006 and 0.5 billion euros in 2005,
-	and some deferred tax charges and non-recurrent financial charges representing 0.5 billion euros in 2006 and -0.5 billion euros in 2005.

Investments in tangible and intangible assets (CAPEX)

Capital expenditure on tangible and intangible assets (CAPEX) totaled 6.732 billion euros as at December 31, 2006, an increase of 11.6% on an historic basis and 3.5% on a comparable basis. The ratio of CAPEX to revenues was 13.0%, in line with the Group’s stated objective, up from 12.5% in 2005 on an historic basis (12.7% on a comparable basis).

Capital expenditure was focused on growth areas with an increase of 249 million euros in investments in new services and an increase of 110 million euros in countries with high growth potential, while investments in traditional services decreased 130 million euros (on a comparable basis).

Expenditure on the deployment of the new HSDPA networks, notably in France and Poland, was offset by the slower rate of investment in the EDGE and UMTS technologies after the major programs undertaken in previous years.

At the same time, expenditure on leased terminals for ADSL Multi-service offers, such as Livebox and the ADSL digital television decoders, rose substantially. There was also an increase in investment in service platforms (voice and data communication, messaging, connection and authentication services).

Organic cash flow

The Group generated organic cash flow of 7.157 billion euros as at December 31, 2006 higher than the stated objective of 7.0 billion euros (this figure adjusted to include PagesJaunes until the date it was sold, was 6.95 billion euros). This benefits from a 3.3% increase in the GOM, a decrease in financial charges, and the optimization of tax charges. In addition, the impact of working capital requirements is neutral for the 2006 financial year. The difference compared to the previous year (organic cash flow of 7.481 billion euros as of December 31, 2005) was primarily related to an increase in CAPEX, and to a lesser extent, to a slight increase in payments related to the early retirement plan.

Net financial debt

France Telecom's net financial debt was 42.017 billion euros at December 31, 2006, down from 47.846 billion euros at December 31, 2005. Compared to December 31, 2005, net financial debt was reduced by 5.829 billion euros in 2006.

The ratio of "net debt to gross operating margin" was 2.27 as of December 31, 2006 compared with 2.48 a year earlier, and in line with the target for achieving the objective of a ratio of less than 2.0 at the end of 2008.

Analysis by business segment

Personal Communication Services

Millions of euros	Years ended December 31
	2006	2005	2005	06 / 05	06 / 05
		Comparable basis (unaudited)	Historic basis	Comparable basis (unaudited)	Historic basis
Revenues	27,745	26,381	23,535	5.2%	17.9%
Gross Operating Margin (GOM)	9,686	9,441	8,471	2.6%	14.3%
GOM / Revenues	34.9%	35.8%	36.0%
CAPEX (excluding licenses)	3,581	3,553	3,130	0.8%	14.4%
CAPEX / Revenues	12.9%	13.5%	13.3%

Revenues from Personal Communication Services (PCS) rose to 27.745 billion euros in 2006, up 17.9% on a historic basis. This increase includes the impact of the changes in the scope of consolidation (2,801 million euros, primarily owing to the impact of the acquisition of the Spanish mobile operator Amena) and the favorable impact of foreign exchange rates (44 million euros) due to the appreciation of the Polish currency.

On a comparable basis, revenues grew 5.2%, driven by activities in markets with high-growth potential while in some countries the change in revenues was affected by cuts in call termination rates, as decided by the regulatory authorities.

The PCS business had 97.6 million customers (excluding MVNO) as of December 31, 2006. Growth was particularly steady in 2006 with an additional 12.8 million customers (+15.1%), higher than the growth in 2005 (11.7 million additional customers on a comparable basis).

The number of mobile broadband customers (EDGE and UMTS network) more than tripled to reach 5.8 million (including 3.6 million in France) as of December 31, 2006, compared with 1.6 million at December 31, 2005 (of which 1.0 million were in France). The base of MVNO customers in Europe rose from 0.25 million to 1.03 million, principally in France (841,000 customers) and in the Netherlands (153,000 clients).

Revenues from PCS France totaled 9.882 billion euros, an increase of 1.0% on a comparable basis (+1.1% on an historic basis). Excluding the impact of the decrease in call termination rates (estimated at -405 million euros over the year), growth was 5.4%, primarily reflecting a 3.7% increase in the number of customers to 23.268 million as at December 31, 2006 (excluding MVNOs).

The customer mix improved significantly. The percentage of contract customers rose 1.5 points to 63.2% at year-end 2006, and the number of broadband customers (EDGE and UMTS) more than tripled in a year to 3.595 million as of December 31, 2006 compared with 1.040 million at the end of the previous year.

At the same time, revenues from data services continued to rise steadily (+10.8%), driven by non-messaging data services, which rose 13.1%. Non-messaging data services in 2006 represented nearly 50% of the revenues for data services. Data services represented a total 15.3% of network revenues in 2006 compared with 14.0% in 2005.

Revenues generated by PCS United Kingdom amounted to 5.874 billion euros, an increase of 0.7% over the previous year on an historic basis and 0.4% on a comparable basis. The impact of the growth in the number of subscribers and the higher revenues generated by data services were in large part offset by the decrease in revenues from voice and equipment, reflecting the tougher competitive environment. With 15.333 million customers at December 31, 2006, the customer base recorded an annual increase of 3.2%, lead by the 4.9% increase in prepaid customers (10.365 million at December 31, 2006).

The number of UMTS broadband customers tripled in one year to reach 931,000 at year-end 2006 compared with 306,000 at December 31, 2005.

Revenues from data services rose 5.8%, benefiting from the rapid expansion of non-messaging data services, which were up 14.5% on the previous year. Data services as a percentage of network revenues rose to 20.2% in 2006 compared to 19.4% in 2005.

Revenues from PCS Spain totaled 3.353 billion euros, an increase of 4.1% over the previous year on a comparable basis. This growth reflected the 7.9% increase in the number of customers (11.114 million customers as at December 31, 2006) with both contract customers up 8.5% and prepaid customers up 7.4% compared to December 31, 2005. The percentage of contract customers rose slightly to 48.8% at December 31, 2006 from 48.5% one year earlier.

At the same time, the number of UMTS broadband customers increased more than five-fold, rising from 77,000 at December 31, 2005 to 422,000 at December 31, 2006. Growth accelerated significantly in the fourth quarter, which recorded more than half the new subscribers for the year.

The effect of the increase in the number of customers was partially offset by the impact of the decrease in call termination rates (estimated at 90 million euros) and by the decrease in revenues from equipment.

PCS Poland generated 1.934 billion euros in revenues, up 21.1% on an historic base, partially related to the exchange rate of the Polish zloty.

On a comparable basis, the increase in revenues was 17.2%. This was generated by the sharp increase in the number of subscribers to 12.521 million as of December 31, 2006, an annual increase of 26.2% driven by the number of prepaid customers which jumped 31.2%.

With 2.6 million additional customers in 2006, after an increase of 2.5 million in 2005, Orange Poland strengthened its competitive position. Orange Poland’s market share is estimated at 34.1% as of December 31, 2006, a gain of 0.1 point in one year.

The impact of the growth in the customer base was partially offset by a decrease of 8.9% in ARPU resulting from reductions in the price of new offers and the reduction in call termination rates.

Revenues from PCS Rest of World totaled 6.920 billion euros, an increase of 15.5% on an historic basis and 13.7% on a comparable basis. The customer base grew strongly with 35.397 million subscribers at December 31, 2006, a 29.7% increase in one year (on a comparable basis). The growth in the customer base was particularly strong in Egypt, Romania, Senegal and Jordan.

The impact of the growth in the number of subscribers was partially offset by the impact of the decrease in call termination rates, particularly in Switzerland and the Netherlands.

The Gross Operating Margin for Personal Communication Services was 9.686 billion euros in 2006, an increase of 14.3% on an historic basis, related in large part to the consolidation of Amena.

Growth in the GOM on a comparable basis was 2.6%. Excluding the payment of a 256 million euros fine by Orange France pursuant to the Competition Council's decision of 2005, the GOM for Personal Communication Services remained stable (9.686 billion in 2006 compared to 9.697 billion in 2005).

The Gross Operating Margin rate (ratio of GOM to revenues) was 34.9% in 2006, down from 36.0% in 2005 on an historic basis and 35.8% on a comparable basis. Adjusted for the 256 million euro fine, the gross margin rate on a comparable basis was 36.8% in 2005. On this basis, the gross margin rate for Personal Communication Services dropped 1.9 points in 2006.

The increase in revenues was essentially offset by the increase in external expenses, reflecting the increase of activity, with a notable increase in commercial expenses, services fees and interoperator costs, and expenditures related to the deployment of the networks, maintenance and technical operations.

Capital expenditure on tangible and intangible assets (CAPEX, excluding GSM and UMTS) totaled 3.581 billion euros in 2006 compared to 3.553 billion euros in 2005 on a comparable basis, almost stable at +0.8% when comparing the two years (an increase of 14.4% on an historic basis linked to the Amena consolidation).

The increase in CAPEX in the countries with strong growth potential and investment in the deployment of the new HSDPA networks, particularly in France and Poland, were offset by the llower rate of capital expenditure on the EDGE and UMTS technologies, in which heavy investments were made in previous years.

Home Communication Services

Millions of euros	Years ended December 31
	2006	2005	2005	06 / 05	06 / 05
		Comparable basis	Historic basis	Comparable basis	Historic basis
		(unaudited)		(unaudited)
Revenues	22,487	22,931	22,534	-1.9%	-0.2%
Gross Operating Margin (GOM)	7,265	7,706	7,538	-5.7%	-3.6%
GOM / Revenues	32.3%	33.6%	33.5%
CAPEX	2,721	2,592	2,537	5.0%	7.3%
CAPEX / Revenues	12.1%	11.3%	11.3%

Revenues from Home Communication Services (HCS) totaled 22.487 billion euros, a decrease of 0.2% on an historic basis and 1.9% on a comparable basis. The significant expansion of ADSL broadband services (particularly in France) compensated in very large part for the downward trend in traditional telephone services in France, Poland and Spain. There were 9.656 million ADSL broadband consumer access points in Europe as of December 31, 2006, an annual increase of 30.5% (2.256 million additional ADSL access points).

Coupled with the very steady growth in the number of ADSL access points was the very rapid development of associated ADSL Multi-service offers. The number of Liveboxes more than doubled in one year with 4.146 million units made available in Europe as of December 31, 2006 compared with 1.780 million as of December 31, 2005. The number of customers for "Voice over IP" services nearly tripled in one year to 2.536 million as at December 31, 2006 compared with 970,000 one year earlier. Finally, ADSL digital TV services (IPTV) recorded 590,000 subscribers in Europe at December 31, 2006 up from 200,000 one year earlier.

Revenues generated by HCS France amounted to 17.657 billion euros, a decrease of 1.0% on a comparable basis (-0.3% on an historic basis), primarily because of Consumer Services, which decreased 0.8% on a comparable basis (-1.3% on an historic basis) driven partially by reductions in the price of traditional telephone calls, particularly to mobiles, but also by a drop in the volume of calls, which intensified in 2006 with the development of Voice over IP services (decrease of -14.1% in 2006 compared with decrease of -9.2% in 2005).

These unfavorable trends were, in very large part, offset by strong growth in ADSL broadband services. The number of ADSL broadband consumer access points totaled 5.920 million as at December 31, 2006, an annual increase of 32.8% (+1.463 million additional ADSL access points). The number of Liveboxes more than doubled in 2006 to 3.4 million as at December 31. The number of customers using the Livebox as a percentage of all ADSL customers was 58% as at December 31, 2006, compared with only 35% one year earlier. The number of "Voice over IP" customers more than doubled to 2.1 million at year-end 2006, as did the number of ADSL digital TV customers, which also more than doubled in one year (577,000 customers as at December 31, 2006).

Revenues from Operator and Network Services were down 0.6% on a comparable basis (up 4.9% on an historic basis). The strong increase in telephone line unbundling in France, with 3.919 million lines unbundled as of December 31, 2006 (including 2.109 million fully unbundled lines) compared with 2.827 million at December 31, 2005 (598,000 fully unbundled lines), almost entirely offset the decrease in services provided to the other business segments of the France Telecom group as a result of rate reductions, particularly those related to call terminations to mobiles, and the decrease in Enterprise telephone traffic.

HCS Poland generated revenues of 3.048 billion euros, a decrease of 3.0% including the positive impact of the exchange rate for the Polish zloty. On a comparable basis, the decrease was 6.1% and reflects the continuing substitution of fixed-line services with mobile services, partially offset by the growth in data services. Revenues for ADSL Broadband rose substantially, driven by the 49% increase in the number of ADSL broadband access points, with 560,000 additional customers in 2006 (1.703 million ADSL access points as at December 31, 2006, up from 1.143 million one year earlier). HCS Poland also recorded nearly 150,000 Liveboxes leased as at December 31, 2006.

Revenues for HCS Rest of World amounted to 2.005 billion euros, up 9.2% on an historic basis, linked to changes in the scope of consolidation (full consolidation as of July 1, 2005 of Sonatel in Senegal and JTC in Jordan). On a comparable basis, revenues from HCS Rest of World decreased 0.7%. The 15.2% drop in revenues from fixed-line services in Spain on a comparable basis (down 13.7% on an historic basis) was largely offset by the growth in business in Senegal and the Netherlands.

In Spain, lower revenues were linked to the 48% decrease in traditional telephony and narrow-band Internet services. At the same time, revenues for ADSL Broadband rose 5% (excluding extraordinary items), a function of the 13.7% increase in the number of ADSL access points (640,000 ADSL access points as at December 31, 2006) and the growing number of these access points sold with telephone line unbundling. As of December 31, 2006, 55% of the ADSL access points were marketed unbundled, compared with 29% one year earlier.

In the United Kingdom, revenues remained stable (up 0.1% on a comparable basis and 0.4% on an historic basis): the decrease in revenues from narrow-band Internet offset the growth in revenues from ADSL Broadband. The number of ADSL Broadband accesses rose 17.3% (1.063 million ADSL access points at December 31, 2006). The percentage of access points sold with telephone line unbundling was 16% at December 31, 2006, compared with only 1% one year earlier.

The Gross Operating Margin for Home Communication Services was 7.265 billion euros at December 31, 2006, a drop of 5.7% on a comparable basis and 3.6% on an historic basis.

The Gross Operating Margin rate (ratio of GOM to revenues) was 32.3% in 2006 versus 33.6% in 2005 on a comparable basis (33.5% on an historic basis), a decrease of 1.3 points (down 1.2 points on an historic basis).

The reduction in revenues and the increase in expenses related to the development of new activities (particularly in France, with the ADSL Multi-service offers and telephone line unbundling) were partially offset by the decrease in interconnection expenses and labor expenses.

Home Communication Services recorded capital expenditure on tangible and intangible assets (CAPEX) of 2.721 billion euros versus 2.592 billion euros in 2005 on a comparable basis, an increase of 5.0% (7.3% increase on an historic basis). This represented 12.1% of revenues in 2006 compared with 11.3% in 2005 (on a comparable basis and historic basis).

The increase in CAPEX is related to the start-up of the new activities, with a sharp increase in investment in the leased terminals for the ADSL Multi-service offers (Liveboxes and decoders for ADSL digital television), coupled with the rise in investment in digital service platforms (voice and data communications, messaging, connection and authentication services).

At the same time, investment in traditional network operations decreased as a result of moves to optimize the telephone network and reductions in the development of IT applications. This said, the deployment of the network in the United Kingdom was accelerated to allow the development of ADSL Multi-service offers on unbundled telephone lines.

Enterprise Communication Services

Millions of euros	Year ended December 31
	2006	2005	2005	06 / 05	06 / 05
		Comparable basis	Historic basis	Comparable basis	Historic basis
		(unaudited)		(unaudited)
Revenues	7,652	8,046	7,785	-4.9%	-1.7%
Gross Operating Margin (GOM)	1,590	1,897	1,949	-16.1%	-18.4%
GOM / Revenues	20.8%	23.6%	25.0%
CAPEX	430	362	370	19.0%	16.0%
CAPEX / Revenues	5.6%	4.5%	4.8%

Revenues generated by Enterprise Communication Services totaled 7.652 billion euros, a decrease of 1.7% from 2005 on an historic basis and 4.9% on a comparable basis. This decrease was driven by traditional data services and fixed-line telephony which recorded a total decrease in revenues of 14.0% on both an historic and comparable basis.

Revenues from traditional data services, affected by the migration of major corporate networks to newer technologies (such as IP access points on xDSL), fell 27.6%.

Revenues from traditional telephony, down 5.4%, were affected by the reduction in call rates (including the reduction in the price of fixed-to-mobile calls early in the year in France) and by the downward trend in the volume of telephone calls.

At the same time, "Advanced Business Network Services" recorded an increase of 10.9% on a comparable basis (+10.4% on an historic basis), reflecting the steady development of IP network services. The number of IP-VPN access points worldwide rose 39.1% over one year to total 256,000 as of December 31, 2006 compared with 184,000 one year earlier. Likewise, the Business Everywhere mobility offer expanded steadily in France with 486,000 users at year-end 2006, reflecting one-year growth of 19%.

Revenues from "Extended Business Services" rose +11.1% on a comparable basis (+11.9% on an historic basis), driven particularly by an expansion of service platforms and customer support activities for the management of data networks.

Revenues for "Other Business Services", which essentially includes broadcasting (Globecast) and the sale and lease of equipment to businesses, remained stable on a comparable basis (+0.3%). The 43.2% increase on an historic basis reflects the impact of the transfer to Enterprise Communication Services of the enterprise switching activities previously attached to the Home Communication Services distribution division.

Revenues for ICT services rose 11.8% on a comparable basis, slightly higher than the market as a whole.

The Gross Operating Margin amounted to 1,590 million euros, down 16.1% on the previous year on a comparable basis (18.4% lower on an historic basis). The lower GOM reflects the decrease in revenues from fixed-line telephony and traditional data services, partially offset by the savings achieved on service fees and inter-operator costs resulting from the decrease in telephone traffic and the lower termination rates for fixed-to-mobile calls. The ratio of GOM to revenues declined 2.8 points on a comparable basis, falling to 20.8% in 2006 from 23.6% the previous year.

Capital expenditure on tangible and intangible assets (CAPEX) totaled 430 million euros in 2006, up from 362 million euros in 2005 on a comparable basis, an increase of 19.0% (+16.0% on an historic basis), primarily due to the investment made in high-growth countries and the conclusion of contracts relating to the service activity.

Timeline of upcoming events:

■	April 26, 2007 – 7:30: Press Release announcing 2007 1st quarter results
■	May 21, 2007 – Ordinary and Extraordinary Shareholders Meeting
■	June 7, 2007: Dividend payment
■	August 2, 2007 – 7:30: Press Release announcing the 2007 half-year results
■	October 25, 2007 – 7:30: Press Release announcing 2007 3rd quarter results

Press contact: + 33 1 44 44 93 93	Financial Communication Contacts: + 33 1 44 44 89 23

Nilou du Castel nilou.ducastel@orange-ftgroup.com	Vincent Benoit Vincent.benoit@orange-ftgroup.com

Bertrand Deronchaine bertrand.deronchaine@orange-ftgroup.com	Sophie Palliez-Capian sophie.palliez@orange-ftgroup.com

Sébastien Audra sebastien.audra@orange-ftgroup.com	Reza Samdjee reza.samdjee@orange-ftgroup.com

Caroline Billeaud caroline.billeaud @orange-ftgroup.com

For more information

The slides for this presentation, of the 2006 annual results, can be viewed on France Telecom’s website: http://www.francetelecom.com

This press release contains information on France Telecom’s objectives, notably for 2007. Although France Telecom believes that its objectives are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market's regulatory environment, competitive environment and technological trends, the success of the NExT program and other strategic initiatives (based on the integrated operator model) as well as France Telecom's financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.

All the financial information in this press release is based on international financial reporting standards (IFRS) and present specific uncertainty factors given the risk of evolution in IFRS standards.

More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Document de Référence filed with the Autorité des Marches Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Appendix 1: Consolidated Statement of Income for the years ended December 31, 2006 and 2005

(Millions of euros)	2006	2005
	(with PagesJaunes as discontinued operations)
Revenues	51,702	48,082
External purchases	(22,809)	(19,923)
Other operating income	473	410
Other operating expense	(2,235)	(2,152)
Labor expenses (wages and employee benefit expenses)	(8,592)	(8,464)
Gross Operating Margin	18,539	17,953
Employee profit-sharing	(346)	(349)
Share-based compensation	(30)	(158)
Depreciation and amortization	(7,824)	(7,024)
Impairment of goodwill	(2,800)	(11)
Impairment of non-current assets	(105)	(568)
Gains (losses) on disposal of assets	97	1,089
Restructuring costs	(567)	(454)
Share of profits (losses) of associates	24	20
Operating income	6,988	10,498
Interest expense	(3,155)	(3,058)
Foreign exchange gains (losses)	26	(147)
Discounting expense	(122)	(162)
Finance costs, net	(3,251)	(3,367)
Income tax	(2,180)	(1,419)
Consolidated net income after tax of continuing operations	1,557	5,712
Consolidated net income after tax of discontinued operations	3,211	648
Consolidated net income after tax	4,768	6,360
Net income attributable to shareholders of France Telecom SA	4,139	5,709
Minority interests	629	651

Appendix 2: Consolidated Balance Sheet for the years ended December 31, 2006 and 2005

(Millions of euros)	2006	2005

ASSETS
Goodwill, net	31,517	33,726
Other intangible assets, net	18,713	18,865
Property, plant and equipment, net	28,222	28,570
Interests in associates	360	321
Assets available for sale	338	263
Other non-current financial assets and derivatives	987	1,506
Deferred tax assets	8,250	11,020
Total non-current assets	88,387	94,271
Inventories, net	844	854
Trade receivables, net	6,756	7,121
Other current assets	1,788	1,917
Current tax assets	247	313
Prepaid expenses	580	572
Other current financial assets and derivatives	599	205
Cash and cash equivalents	3,970	4,097
Total current assets	14,784	15,079
TOTAL ASSETS	103,171	109,350

EQUITY AND LIABILITIES
Share capital	10,427	10,412
Additional paid-in capital	15,179	15,131
Retained earnings (deficit)	(5,171)	(8,325)
Net income for the year	4,139	5,709
Translation adjustment	2,220	1,933
Equity attributable to equity holders of France Telecom S.A.	26,794	24,860
Minority interests	4,844	3,578
Total equity	31,638	28,438
Exchangeable or convertible bonds (non-current)	30,829	34,218
Other non-current financial debt and derivatives	7,234	8,418,
Non-current employee benefits	534	679
Other non-current provisions	2,206	2,645
Other non-current liabilities	1,494	1,231
Deferred tax liabilities	1,749	3,720
Total non-current liabilities	44,046	50,911
Exchangable or convertible bonds, and other current financial debt and derivatives	8,057	9,193
Accrued interest payable	1,240	1,396
Current employee benefits	1,606	1,763
Current provisions	1,816	1,847
Trade payables	9,015	9,518
Other current liabilities	2,110	2,192
Current tax payables	466	337
Deferred income	3,177	3,755
Total current liabilities	27,487	30,001

Appendix 3: Statement of Consolidated Cash Flows for the years ended December 31, 2006 and 2005

(Millions of euros)	2006	2005

OPERATING ACTIVITIES
Net income Group share	4,139	5,709
Neutralization of non-monetary items	12,999	10,553
Cash flow	17,138	16,262
Change in inventories, trade receivables and trade payables	(235)	783
Change in other working capital	250	214
Other operating monetary items	(3,290)	(3,885)
Net cash provided by operating activities	13,863	13,374

INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets, net of the change in asset suppliers	(6,811)	(6,108)
Proceeds from sales of property, plant and equipment and intangible assets	105	215
Cash paid for investment securities, net of cash acquired	(255)	(7,603)
Proceeds from sales of investment securities, net of cash transferred	2,809	1,595
Decrease (increase) in marketable securities and other long-term assets	(539)	224
Net Cash used in investing activities	(4,691)	(11,677)

FINANCING ACTIVITIES
Issuances : bonds convertible, exchangeable or redeemable into shares and long-term debt	1,513	4,132
Redemptions and repayments : bonds convertible, exchangeable or redeemable into shares and other long-term debt	(5,892)	(7,017)
Increase (decrease) in bank overdrafts and short-term borrowings	(1,117)	(485)
Dividends paid to shareholders	(3,195)	(1,626)
Exchange rates effects on derivatives, net	(724)	77
Decrease (increase) in deposits and other debt-linked financial assets (including cash collateral)	192	1,067
Capital increase	54	2,997
Other	(102)	(5)
Net cash used in financing activities	(9,271)	(860)

Cash and cash equivalents at beginning of year	4,097	3,153
Net change in cash and cash equivalents	(99)	837
Effect of exchange rates changes on cash and cash equivalents	(28)	107
Cash and cash equivalent at end of year	3,970	4,097

ORGANIC CASH FLOW
Net cash provided by operating activities	13,863	13,374
Purchase of property, plant and equipment and intangible assets, net of the change in asset suppliers	(6,811)	(6,108)
Proceeds from sale of property, plant and equipment and intangible assets	105	215
Organic cash flow	7,157	7,481

Appendix 4: Change in Net Financial Debt between 2005 and 2006

(Millions of euros)

Net financial debt at December 31, 2005	47,846

Organic cash flow	(7,157)

Proceeds from sale of PagesJaunes (net of cash transferred)	(2,697)

Other proceeds from sale of equity investments (net of cash transferred)	(112)

Dividends paid by France Telecom S.A.	2,602

Dividends paid by the subsidiaries to the minority shareholders and contributions from shareholders	643

Change in the fair value of the price guarantee given to the minority shareholders of FT España	258

Financial investments	255

Redemption of Perpetual Bonds redeemable for Shares (TDIRA)	132

Other items	247

Net financial debt at December 31, 2006	42,017

Appendix 5: Revenues for the years ended December 31, 2006 and 2005

	Year	Year	Year	Change	Change
(billions of euros)	2006	2005	2005	2006/2005 (as %)	2006/2005 (as %)
		Historic basis	Comparable basis	Historic basis	Comparable basis

Personal Communication Services	27.745	23.535	26.381	17.9	5.2

PCS France	9.882	9.773	9.780	1.1	1.0

PCS United Kingdom	5.874	5.832	5.850	0.7	0.4

PCS Spain	3.353	0.536	3.222	n.s.	4.1

PCS Poland	1.934	1.598	1.650	21.1	17.2

PCS Rest of World	6.920	5.991	6.086	15.5	13.7

Eliminations	(0.218)	(0.195)	(0.207)	12.4	5.9

Home Communication Services	22.487	22.534	22.931	(0.2)	(1.9)

HCS France	17.657	17.718	17.835	(0.3)	(1.0)

Consumer Services	9.552	9.677	9.631	(1,3)	(0.8)

Carried Services	5.776	5.504	5.812	4,9	(0.6)

Other HCS France revenues	2.329	2.537	2.392	(8,2)	(2.6)

HCS Poland	3.048	3.141	3.246	(3.0)	(6.1)

HCS Rest of World	2.005	1.837	2.019	9.2	(0.7)

Eliminations	(0.223)	(0.162)	(0.169)	37.8	31.6

Enterprise Communication Services	7.652	7.785	8.046	(1.7)	(4.9)

Business Network Legacy	4.063	4.726	4.727	(14.0)	(14.0)

Advanced Business Network	1.879	1.702	1.694	10.4	10.9

Extended Business Services	0.836	0.747	0.752	11.9	11.1

Other Business services	0.874	0.610	0.872	43.2	0.3

Inter-segment eliminations	(6.182)	(5.772)	(6.253)	7.1	(1.1)

Total revenues	51.702	48.082	51.105	7.5	1.2

Appendix 6: Gross Operating Margin at December 31, 2006 and 2005

	Year	Year	Year	Change	Change
(billions of euros)	2006	2005	2005	2006/2005 (as %)	2006/2005 (as %)
		Historic basis	Comparable basis	Historic basis	Comparable basis

Personal Communication Services	9.686	8.471	9.441	14.3	2.6

PCS France	3.831	3.636	3.635	5.4	5.4

PCS United Kingdom	1.374	1.651	1.657	(16.8)	(17.1)

PCS Spain	0.932	0.109	1.002	-	(7.0)

PCS Poland	0.691	0.604	0.624	14.4	10.8

PCS Rest of World	2.857	2.471	2.523	15.7	13.2

Eliminations	-	-	-	-	-

Home Communication Services	7.265	7.538	7.706	(3.6)	(5.7)

HCS France	5.650	5.920	5.970	(4.6)	(5.4)

HCS Poland	1.430	1.406	1.453	1.8	(1.6)

HCS Rest of World	0.185	0.213	0.283	(13.1)	(34.7)

Eliminations	-	-	-	-	-

Enterprise Communication Services	1.590	1.949	1.897	(18.4)	(16.1)

Inter-segment eliminations	(0.003)	(0.005)	(0.005)	-	-

Total Gross Operating Margin	18.539	17.953	19.039	3.3	(2.6)

Appendix 7: CAPEX for the years ended December 31, 2006 and 2005

	Year	Year	Year	Change	Change
(Billions of euros)	2006	2005	2005	2006/2005 (as %)	2006/2005 (as %)
		Historic basis	Comparable basis	Historic basis	Comparable basis

Personal Communication Services	3.581	3.130	3.553	14.4	0.8

PCS France	1.011	0.968	0.946	4.5	6.9

PCS United Kingdom	0.481	0.582	0.584	(17.3)	(17.5)

PCS Spain	0.554	0.133	0.549	-	0.9

PCS Poland	0.281	0.309	0.319	(9.2)	(12.0)

PCS Rest of World	1.254	1.138	1.156	10.2	8.5

Eliminations	-	-	-	-	-

Home Communication Services	2.721	2.537	2.592	7.3	5.0

HCS France	1.928	1.805	1.829	6.8	5.4

HCS Poland	0.489	0.448	0.463	9.2	5.8

HCS Rest of World	0.304	0.284	0.301	7.3	1.2

Eliminations	-	-	-	-	-

Enterprise Communication Services	0.430	0.370	0.362	16.0	19.0

Inter-segment eliminations	-	(0.004)	(0.004)	-	-

Total CAPEX	6.732	6.033	6.503	11.6	3.5

Appendix 8: Key indicators of France Telecom operational performance3

	At Dec 31 2006	At Dec 31 2005	At Dec 31 2005
		Historic basis	Comparable basis
Personal Communication Services (PCS)
Total number of customers * (millions)	97.633	84.315	84.822
PCS France
Total number of customers * (millions)	23.268	22.430	22.447
- contract customers (millions)	14.714	13.855	13.856
Number of MVNO customers (millions)	0.841	0.184	0.184
Total ARPU (euros)	410	424	424
PCS United Kingdom
Total number of customers * (millions)	15.333	14.858	14.858
- contract customers (millions)	4.968	4.978	4.978
Total ARPU (GBP)	257	263	263
PCS Spain
Total number of customers * (millions)	11.114	10.301	10.301
- contract customers (millions)	5.420	4.997	4.997
Total ARPU (euros)	301		314
PCS Poland
Total number of customers * (millions)	12.521	9.919	9.919
PCS Rest of World
Total Number of Customers * (millions)	35.397	26.807	27.298
Home Communication Services (HCS)
Total number of ADSL customers (000s)	9,656	7,400	7,400
HCS France
Total number of customers subscribed to fixed (000s)	25,470	26,929	26,929
Number of unbundled lines (000s)	3,919	2,827	2,827
- total unbundling (000s)	2,109	598	598
- partial unbundling (000s)	1,810	2,229	2,229
Number of ADSL customers end of period (000s)	5,920	4,457	4,457
ADSL market share end of period (%)	49.3	50.0	50.0
Number of ADSL digital TV customers (000s)	577	200	200
Number of Liveboxes (000s)	3,437	1,559	1,559
Number of Voice over IP customers (000s)	2,081	830	830
Total ARPU (euros)	28.0	27.0	27.0
- subscription (euros)	13.3	12.8	12.8
- calls (euros)	8.5	9.5	9.5
- Internet services (euros)	6.2	4.7	4.7
HCS Poland
Total number of customers subscribed to fixed (000s)	10,128	10,607	10,607
Number of ADSL customers (000s)	1,703	1,143	1,143
HCS Rest of World
Total number of customers subscribed to fixed (000s)	4,680	4,319	4,696
Number of ADSL customers (000s)	2,033	1,800	1,800
- customers in United Kingdom (000s)	1,063	906	906
- customers in Spain (000s)	640	563	563
- customers in the Netherlands (000s)	330	331	331
Enterprise Communication Services
Number of world IP-VPN access points (000s)	256	184	184
Number of Business Everywhere customers in France (000s)	486	408	408

* Excluding MVNO customers.

3 More detailed information on the operational performance of France Telecom are available on the "Investors" page of the website francetelecom.com.

Appendix 9: Glossary

External Purchases

External purchases include commercial expenses, service fees and inter-operator costs and other external purchases (external purchases including overhead, property expenses, operating and technical maintenance subcontracting expenses, IT expenses, equipment costs and call center sub-contracting expenses, net of capitalized production of goods and services).

ARPU for the Personal Communication Services (PCS) segment

Annual Revenue per User is calculated by dividing the network revenues over the last twelve months (excluding the revenues from mobile virtual network operators (MVNO) and transit) by the weighted average of the number of customers over the same period. The weighted average number of customers is the average of the monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and at the end of the month. The ARPU is expressed in annual revenues per client.

ARPU for the Home Communication Services (HCS) segment

The average annual revenues per line for Consumer fixed-line Services is calculated by dividing the average monthly revenues, on the basis of the last twelve months, by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and at the end of the month. The ARPU is expressed in annual revenues per client.

CAPEX

Investments in tangible and intangible assets excluding GSM and UMTS licenses and excluding finance leases.

Organic cash flow

Net cash flow generated by operating activities, less acquisition of tangible and intangible assets net of the change in asset suppliers, and net of the proceeds from the sale of tangible and intangible assets.

Commercial expenses

External purchases including purchases of handsets and other products sold, distribution commissions, and expenses for advertising, promotion, sponsoring and brand change.

Labor expenses (wages and employee benefits)

Labor expenses (wages and employee benefits) included in the calculation of the Gross Operating Margin (GOM) do not include employee profit-sharing or share-based compensation. Those expenses are part of the expenses included between the Gross Operating Margin (GOM) and the operating income. Labor expenses (wages and employee benefits) are net of capitalized production.

Equipment revenues (PCS business segment)

Revenues from equipment include the sale of mobile handsets and accessories.

Revenues from data services (PCS business segment)

Revenues from data services are the revenues from the network, excluding revenues generated by voice and revenues from MVNO. They include the revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer to purchase content.

Revenues from the network (PCS business segment)

The revenues from the network include the revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues for customers of other networks, revenues from added-value services, and revenues from Mobile Virtual Network Operators (MVNO).

Acquisition costs (PCS business segment)

The acquisition cost per customer is the total of the acquisition costs for the handsets sold and the commissions paid to the distributors, less the revenues from the sale of the handsets, for each new customer.

Customer retention costs (PCS business segment)

Retention costs per customer equal the total of the acquisition costs for the handsets sold and the commissions paid to the distributors, minus the revenues from the sale of handsets, for each customer renewing his contract.

Data on a comparable basis

Data using comparable methods, scope of consolidation and exchange rates are presented for the previous period. The transition from historic data to data on a comparable basis consists of keeping the results of the period ended and restating the results for the corresponding period in the previous year, in order to present, over comparable periods, financial data established using comparable methods, consolidation and exchange rates. The method used is to apply to the data for the corresponding period of the previous year the methods and scope of consolidation for the period ended and the average exchange rates used for the income statement for the period ended.

Net financial debt

Net financial debt equals the total of the gross financial debt (converted at the closing price), minus asset derivative transactions, cash flow hedges and market value hedges, minus the margins paid on the derivatives (cash collateral assets), minus cash and cash equivalents, investment securities, minus certain guarantees established for specific transactions (if the associated debt is included in the gross financial debt) and impacted by the effective portion of the cash flow hedges.

HSDPA

High Speed Downlink Packet Access. New generation networks (called 3G+) which allow very-high speed usages such as receiving High Definition TV on mobile handsets.

ICT

Information Communication Technology: New Information and Communication Technologies

High-growth markets

The high-growth markets included the operations of France Telecom in the following countries: mobile services in Poland, Botswana, Cameroon, Ivory Coast, Egypt, Equatorial Guinea, Mauritius, Jordan, Madagascar, Mexico, Moldavia, Dominican Republic, Romania, Senegal, Slovakia, Vanuatu and Vietnam.

Western Europe mature markets

The mature markets of Western Europe include France Telecom's operations in the following countries: France, United Kingdom, Spain, fixed-line services in Poland, Belgium, Switzerland, and Netherlands.

Gross Operating Margin (GOM)

Revenues and other operating income minus external purchases, other operating expenses and labor expenses (wages and employee benefits). Labor expenses (wages and employee benefits) presented in the Gross Operating Margin do not include profit-sharing or share-based compensation.

MVNO

Mobile Virtual Network Operator, which use third-party network infrastructures.

Number of employees (active employees at end of period)

Number of persons working on the last day of the period, including permanent contracts (CDI) and fixed-term contracts (CDD).

PagesJaunes as operations discontinued

In accordance with international accounting standards (IFRS 5), a company is required to present a business as an asset held for sale if its book value will be primarily recovered through a sale rather than by continuing the business. The directory business of the France Telecom Group meets this definition. Under IFRS, this presentation format is used both for the financial data for the current year and for the data for previous years presented for comparison. In addition, the data presented in the simplified consolidated income statement means excluding the elimination of the flows existing between PagesJaunes Groupe and all the other companies of the France Telecom Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 6, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information